EXHIBIT 7

IMMEDIATE RELEASE

Contact:	Brian Yuen

Global-Tech USA, Inc.
Tel.: 212-683-3320

Web Page:	http://www.businesswire.com/cnn/gai.shtml

GLOBAL-TECH APPLIANCES REPORTS FIRST QUARTER RESULTS AND

ANNOUNCES RECEIPT OF PURCHASE ORDERS FOR LCD TELEVISIONS

Hong Kong, September 17, 2004 — Global-Tech Appliances Inc. (NYSE: GAI) today announced its net sales and earnings for the first quarter of fiscal 2005 ended June 30, 2004.

Net sales for the first quarter of fiscal 2005 were $9.9 million, compared to $17.8 million for the first quarter of fiscal 2004. Net loss for the first quarter of fiscal 2005 was $2.8 million, or $0.23 per share, compared to a net income of $0.6 million, or $0.05 per share, in the prior corresponding fiscal period.

John C.K. Sham, President and Chief Executive Officer, said: “As anticipated, the results for the first quarter of fiscal 2005 reflect a slowdown and de-emphasis of certain products in our core business, in addition to a significant increase in our expenditure for the research and development of our display programs. In this fiscal quarter, the expenditure incurred by our display programs contributed to over half of our net loss. For fiscal 2005, we plan to spend about $6 million to further support and expand research and development for our display programs.”

Mr. Sham continued, “We are pleased to announce, however, that our wholly owned subsidiary, Global Display Limited, has received initial purchase orders from a new customer in the USA for its 17” and 30” flat panel high-definition liquid crystal display televisions (LCD TVs). These purchase orders are meaningful in that they validate our belief that we can design and produce high-quality televisions that will be attractive to, and cost effective for, consumers in what we consider to be one of the most important markets. Additionally, we believe that other potential customers will now have greater confidence in our ability to manufacture and market display products.”

Mr. Sham concluded, “While we expect our results in the next two fiscal quarters to be similar to the first fiscal quarter of 2005 due to our continuing investment in new product programs, we are optimistic that our performance will improve as display shipments accelerate.”

Global-Tech is a holding company, owning subsidiaries that manufacture and market a wide range of consumer electrical products worldwide, including floor care products and small household appliances. These products are marketed by customers under brand names such as Black & Decker®, DeLonghi®, Dirt Devil®, Eureka®, GE®, Hamilton Beach®, Kenwood®, Proctor-Silex®, Sanyo®, Sunbeam®, and West Bend®. Global-Tech’s subsidiary, Global Display Limited, is currently developing a wide range of consumer products incorporating high-definition flat panel displays (FPDs) that utilize liquid crystal display (LCD), plasma display panel (PDP), liquid crystal on silicon (LCOS), optical, and digital display technologies. Lite Array, Inc., another subsidiary of Global-Tech, is developing a range of display modules utilizing proprietary small molecule organic light emitting diode (OLED) technology. These modules are expected to be initially marketed to consumer electronics companies for use in cellular phones and MP3 players.

Except for historical information, certain statements contained herein are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should,” “estimates,” or variations of such words and similar expressions are intended to identify such forward looking statements. These forward looking statements are subject to risks and uncertainties, including but not limited to, the impact of competitive products and pricing, the financial condition of the Company’s customers, product demand and market acceptance, the success of new product development, reliance on material customers, suppliers and key strategic alliances, the terms and conditions of customer contracts and purchase orders, availability and cost of raw materials, the timely and proper execution of certain business plans, including the plan to diversify and transform a portion of manufacturing capacity to higher-value, technology-oriented products, currency fluctuations, uncertainties associated with investments, the regulatory environment, fluctuations in operating results, the impact of changing global, political and economic conditions and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission including its most recent Report on Form 20-F. The Company does not undertake to update its forward-looking information, or any other information contained or referenced in this press release to reflect future events or circumstances.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

2) CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts expressed in thousands of United States dollars, except per share data)

	Three Months Ended June 30,
	2004	2003
	(unaudited)	(unaudited)
Net sales	$9,899	$17,788
Cost of goods sold	(8,740)	(13,663)

Gross profit	1,159	4,125
Selling, general and administrative expenses	(4,229)	(3,898)

Operating income (loss)	(3,070)	227
Other income, net	246	384

Income (loss) from continuing operations before income taxes	(2,824)	611
Provision for income taxes	—	(60)

Net income (loss)	$(2,824)	$551

Basic earnings (loss) per common share	$(0.23)	$0.05

Diluted earnings (loss) per common share	$(0.23)	$0.05

Basic weighted average number of shares outstanding	12,198	12,140

Diluted weighted average number of shares outstanding	12,198	12,157

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of United States dollars)

	June 30, 2004	March 31, 2004
	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$11,225	$15,103
Restricted cash	401	400
Callable deposit	5,000	5,000
Short-term investments	43,280	43,983
Accounts receivable, net	6,816	9,991
Deposits, prepayments and other assets	2,965	2,497
Inventories	14,678	8,809

Total current assets	84,365	85,783

Loan to a director	152	152
Property, plant and equipment	30,598	30,791
Land use rights	1,874	1,887
License	2,724	2,898
Patents	218	223
Promissory note receivable	—	553

Total assets	$119,9310	$122,287

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans	48	48
Current portion of long-term bank loans	252	374
Accounts payable	5,323	5,131
Fees payable for land use rights	—	91
Salaries and allowances payable	746	677
Accrued expenses	2,468	2,037
Income tax payable	3,753	3,753

Total current liabilities	12,590	12,111
Deferred tax liabilities	143	143

Total liabilities	12,733	12,254

Shareholders’ equity:
Preferred stock, par value $0.01; 1,000,000 shares authorized, no shares issued	—	—
Common stock, par value $0.01; 50,000,000 shares authorized; 12,883,055 and 12,857,045 shares issued as of June 30, 2004 and March 31, 2004	129	129
Additional paid-in capital	82,034	81,871
Retained earnings	30,258	33,082
Accumulated other comprehensive deficit	(730)	(556)
Less: Treasury stock, at cost, 679,147 shares as of June 30, 2004 and March 31, 2004	(4,493)	(4,493)

Total shareholders’ equity	107,198	110,033

Total liabilities and shareholders’ equity	$119,931	$122,287

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